UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75403 / July 9, 2015

Admin. Proc. File No. 3-16487

In the Matter of

A BETTER WAY FINANCIAL CORP.,
ATRISCO OIL & GAS LLC,
BEACH BREW BEVERAGE COMPANY, INC.,
BELENUS ACQUISITION CORP.,
BENNETT-REED, INC.,
BF ACQUISITION GROUP IV, INC., and
BIG BEAR GOLD CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by A Better Way Financial Corp., Atrisco Oil & Gas LLC, Beach Brew Beverage Company, Inc., Belenus Acquisition Corp., Bennett-Reed, Inc., BF Acquisition Group IV, Inc., or Big Bear Gold Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to A Better Way Financial Corp., Atrisco Oil & Gas LLC, Beach Brew Beverage Company, Inc., Belenus Acquisition Corp., Bennett-Reed, Inc., BF Acquisition Group IV, Inc., and Big Bear Gold Corp.[2] The order contained in that decision is

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[1]   17 C.F.R. § 201.360(d).

[2]   *A Better Way Fin. Corp., Atrisco Oil & Gas LLC, Beach Brew Beverage Co., Inc., Belenus Acquisition Corp., Bennett-Reed, Inc., BF Acquisition Group IV, Inc., and Big Bear Gold Corp.,* Initial Decision Release No. 801 (May 27, 2015), 111 SEC Docket 12, 2015 WL 3397782. The Central Index Key numbers are: 1101914 for A Better Way Financial Corp.; 1376992 for Atrisco Oil & Gas LLC; 1123315 for Beach Brew Beverage Company, Inc.; 1491827 for Belenus Acquisition Corp.; 1108705 for Bennett-Reed, Inc.; 1089777 for BF Acquisition Group IV, Inc.; and 1108731 for Big Bear Gold Corp.

hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of A Better Way Financial Corp., Atrisco Oil & Gas LLC, Beach Brew Beverage Company, Inc., Belenus Acquisition Corp., Bennett-Reed, Inc., BF Acquisition Group IV, Inc., and Big Bear Gold Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
A BETTER WAY FINANCIAL CORP.,	:	
ATRISCO OIL & GAS LLC,	:	INITIAL DECISION MAKING
BEACH BREW BEVERAGE COMPANY, INC.,	:	FINDINGS AND REVOKING
BELENUS ACQUISITION CORP.,	:	REGISTRATIONS BY DEFAULT
BENNETT-REED, INC.,	:	May 27, 2015
BF ACQUISITION GROUP IV, INC., and	:	
BIG BEAR GOLD CORP.	:	

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement,
                Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of A Better Way
Financial Corp., Atrisco Oil & Gas LLC, Beach Brew Beverage Company, Inc., Belenus
Acquisition Corp., Bennett-Reed, Inc., BF Acquisition Group IV, Inc., and Big Bear Gold Corp.
(collectively, Respondents). The revocations are based on Respondents' repeated failure to file
required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on April 13, 2015, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange
Act). The OIP alleges that each Respondent is a corporation with a class of securities registered
with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly
failed to file with the Commission annual and quarterly reports in compliance with the Exchange
Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by May

12, 2015.[1] To date, none has filed an Answer to the OIP, due ten days after service. *See* OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

A Better Way Financial Corp. (CIK No. 1101914)[2] is a dissolved Wyoming corporation located in Tucson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended March 31, 2005, which reported a net loss of $12,906 from the company's October 20, 1999, inception to March 31, 2010.

Atrisco Oil & Gas LLC (CIK No. 1376992) is a New Mexico corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $86,666 for the prior three months.

Beach Brew Beverage Company, Inc. (CIK No. 1123315), is a permanently revoked Nevada corporation located in Encinitas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on November 3, 2000, which reported a net loss of $135,351 from the company's October 30, 1997, inception to September 30, 2000.

Belenus Acquisition Corp. (CIK No. 1491827) is a forfeited Delaware corporation located in Alhambra, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. *See Smaller Reporting Company Regulatory Relief and Simplification*, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on September 16, 2010, which reported a net loss of $3,139 from the company's August 12, 2010, inception to August 31, 2010.

Bennett-Reed, Inc. (CIK No. 1108705), is a permanently revoked Nevada corporation located in Fountain Hills, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $3,900 from the company's February 25, 1998, inception to September 30, 2001.

BF Acquisition Group IV, Inc. (CIK No. 1089777), is an inactive Florida corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2005, which reported a net loss of $38,419 for the prior nine months.

Big Bear Gold Corp. (CIK No. 1108731) is a forfeited Delaware corporation located in Surrey, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2004, which reported a net loss of $102,162 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534

(July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j) :

the REGISTRATION of the registered securities of A Better Way Financial Corp. is REVOKED;

the REGISTRATION of the registered securities of Atrisco Oil & Gas LLC is REVOKED;

the REGISTRATION of the registered securities of Beach Brew Beverage Company, Inc., is REVOKED;

the REGISTRATION of the registered securities of Belenus Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Bennett-Reed, Inc., is REVOKED;

the REGISTRATION of the registered securities of BF Acquisition Group IV, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Big Bear Gold Corp. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of

fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

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Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).